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                          Fulbright & Jaworski L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                         New York, New York 10103-3198
                               www.fulbright.com
                           Telephone: (212) 318-3000
                           Facsimile: (212) 318-3400


                                 April 28, 2006


VIA EDGAR AND FEDERAL EXPRESS

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

      Re:  Delek US Holdings, Inc.
           Registration Statement on Form S-1
           File No. 333-131675
           -------------------

Dear Mr. Benson:

     We are counsel to Delek US Holdings, Inc., a Delaware corporation (the "Company"), in connection with the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). This letter is being delivered to you in response to the second comment set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the "Staff") to the Company dated April 26, 2006, relating to the legal opinion filed as Exhibit 5.1 to the Registration Statement (the "Opinion").

     We hereby advise you that we concur with the Staff's understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" set forth in the Opinion includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws.

                                             Very truly yours,

                                             /s/ Fulbright & Jaworski L.L.P.

                                             Fulbright & Jaworski L.L.P.